RULE 22c-2 SHAREHOLDER INFORMATION ACCESS AGREEMENT

NEUBERGER BERMAN FAMILY OF FUNDS
AND
PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

This Agreement is entered into as of November 30, 2017 by and between Neuberger Berman BD LLC (“NBBD”) and Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (each, an “Intermediary”).

WHEREAS, NBBD is the principal underwriter and adviser of registered investment companies and their separately designated series (each such series or series hereinafter established referred to herein as the “Fund”);

WHEREAS, Intermediary is (i) a broker, dealer, bank, or other entity that holds securities of record issued by the Fund (“Fund shares”) in nominee name; or (ii) in the case of a participant-directed employee benefit (“Plan”) that owns Fund shares, (a) a retirement plan administrator under the Employee Retirement Income Security Act of 1974, as amended, or (b) any entity that maintains the Plan’s participant records;

WHEREAS, Intermediary provides services to clients who maintain an interest in Fund shares held by the Intermediary in an account with the Fund as (i) the beneficial owner of Fund shares, whether the shares are held directly or by Intermediary in nominee name; or (ii) with respect to retirement and other types of employee benefit plans, the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Fund shares; or (iii) with respect to insurance companies, the holder of interests in a variable annuity or variable life insurance contract issued by Intermediary. Each type of client identified in clauses (i), (ii), or (iii) herein shall be referred to herein as a “Shareholder;”

WHEREAS, NBBD and Intermediary have entered into a dealer and/or services agreement (the “Dealer/Services Agreement”), pursuant to which Intermediary has agreed to solicit orders for Fund shares and/or provide services with respect to the Fund;

WHEREAS, Intermediary is a “financial intermediary” within the meaning of Rule 22c-2 of the Investment Company Act of 1940, as amended (the “1940 Act”), and directly or through a Clearing Broker submits orders on behalf of investors in one or more Funds to purchase or redeem Fund shares;

WHEREAS, pursuant to Rule 22c-2 under the 1940 Act (“Rule 22c-2”), the parties wish to enter into an agreement under which Intermediary agrees to provide NBBD and the Fund with Shareholder identification and transaction information in order to identify and preclude activity that may violate NBBD’s or a Fund’s policies (“Trading Policies”) established for the purpose of eliminating or reducing any dilution of the value of Fund shares, including restrictions on frequent trading of Fund shares that NBBD otherwise may deem disruptive to the Fund and any policy to ensure appropriate administration of a redemption fee established by the Fund;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, and intending to be legally bound hereby, NBBD and Intermediary hereby agree as follows:

1.     Shareholder Information

1. 1
Agreement to Provide Information. Intermediary agrees to cooperate with the Fund’s and NBBD’s efforts to identify Shareholder transaction activity that may violate the Trading Policies. To that end, Intermediary agrees to respond promptly to NBBD’s requests regarding Shareholder transaction activity in an account held by or through the Intermediary. In response to such requests, Intermediary shall provide the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and the transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer or exchange of Fund shares held through an account maintained by the Intermediary during the period covered by the request.

1.2
Period Covered by Request. In each request, NBBD shall set forth a specific period, not to exceed 90 days from the date of the request, for which it seeks transaction information. NBBD may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with the Trading Policies.

1.3
Form and Timing of Response. Intermediary agrees to transmit all requested information that is on its books and records to NBBD and the Fund or their designee promptly, but in any event not later than ten (10) business days, after receipt of a request. If the requested information is not on Intermediary’s books and records, Intermediary agrees to: (i) provide or arrange to provide to NBBD and the Fund the requested information with respect to Shareholders who hold an account with an indirect intermediary; or (ii) if directed by NBBD, block further purchases of Fund shares from such indirect intermediary. In such instance, Intermediary agrees to inform NBBD whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to NBBD and the Fund should be consistent with the DTCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in Rule 22c-2 under the 1940 Act.

1.4	Limitations on Use of Information. NBBD agrees not to use the information received for marketing or any other similar purpose without the prior written consent of Intermediary.

2.     Restricting Trading.

2.1
Agreement to Restrict Trading. Intermediary agrees to execute written instructions from NBBD to restrict or prohibit further purchases or exchanges of Fund shares by a Shareholder that has been identified by NBBD as having engaged in transactions of Fund shares (directly or indirectly through Intermediary’s (or indirect intermediary’s) account) that violate the Trading Policies.

2.2
Form of Instructions. In the instructions, NBBD shall include the Shareholder’s TIN, if known, and the specific restriction(s) to be executed. If NBBD does not know the TIN, NBBD shall include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

2.3	Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by Intermediary.

2.4
Confirmation by Intermediary. Intermediary must provide written confirmation to NBBD that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

3.
Notices. All notices required or permitted under this Agreement shall be in writing and shall be sent by personal delivery or registered or certified mail, postage prepaid, or by telecopier confirmed in writing within three (3) business days as follows:

(a) If to NBBD or the Fund:

Neuberger Berman BD LLC
Neuberger Berman Funds
1290 Avenue of the Americas
New York, NY 10104
Attn: Intermediary Support Services
Copy to: General Counsel, Mutual Funds
Email: nbmnbq@nb.com
Telecopier: (646) 537-4696

(b) If to Intermediary, to the address set forth next to its signature line at the end of this Agreement.
Such addresses may be changed from time to time by any party by providing written notice in the manner set forth above. All notices shall be effective upon delivery or when deposited in the mail addressed as set forth above.

4.
Applicability to Affiliates. The Intermediary acknowledges and agrees that the Intermediary has identified and/or will identify to the Fund Agent all persons affiliated with the Intermediary and known to the Intermediary who meet the definition of “Intermediary” as set forth in in the Recitals of this Addendum A. In the event that any such person is not so identified, such person shall be deemed to be subject to the terms and conditions of this Agreement until such person has entered into a separate agreement with the Fund Agent.

5.
Amendments. NBBD may unilaterally modify this Agreement at any time by written notice to Intermediary to comport with the requirements of applicable law, any amendments to Rule 22c-2 and any interpretation by the Staff of the Securities and Exchange Commission. The first order placed by Intermediary subsequent to the receipt of such notice shall be deemed acceptance by Intermediary of the modification to the Agreement described in such notice.

6.	Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

7.	Assignment. Neither party may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of the other party.

8.
Dealer/Services Agreement. To the extent that the provisions of this Agreement and the provisions of the Dealer/Services Agreement are in conflict, the provisions of this Agreement shall control with respect to the subject matter of this Agreement. Termination of this Agreement by either party shall not automatically result in a termination of the Dealer/Services Agreement.

9	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall together constitute one and the same instrument.

10.
Third-Party Beneficiaries. As permitted by Rule 22c-2, NBBD is entering into this Agreement on the Fund’s behalf. Any requests from NBBD for information or instructions from NBBD to restrict or prohibit further purchases or exchanges of Fund shares are made by NBBD on Fund’s behalf. The Fund shall have the right to enforce all terms and provisions of this Agreement against any and all parties hereto and or otherwise involved in the activities contemplated herein.

11.
Right to Suspend Trading by Intermediary. The Fund may, in its discretion, suspend or cease offering Fund shares for purchase through the Intermediary if the Intermediary fails to satisfy its obligations under this Agreement.

12.
Indemnification. The party (“Indemnifying Party”) shall indemnify and hold harmless the other party and its respective directors, officers, employees, affiliates and agents (collectively, the “Indemnified Parties”) from and against any and all losses, claims, liabilities and expenses (including reasonable attorney’s fees and expenses) (“Losses”) incurred by an Indemnified Party arising out of (i) any breach by the Indemnifying Party of any representation, warranty or agreement contained in this Agreement, (ii) any willful misconduct or negligence by the Indemnifying Party in the performance of, or failure to perform, its obligations under this Agreement, including but not limited to, the Intermediary’s failure to timely provide information that is accurate and in proper form, as required under Section 1 of this Agreement, or to timely restrict trading in accordance with Section 2 of this Agreement. This Section shall survive termination of this Agreement.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

NEUBERGER BERMAN BD LLC By:___________________ Name: Title:	PRUCO LIFE INSURANCE COMPANY By:___________________ Name: Title: Address for Notices:
PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY By:___________________ Name: Title: Address for Notices: